UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number:	1-267 333-72498 1-5164 1-3376-2 1-255-2 0-14688 333-79619
(Check one) [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form N-CSR
For the Transition Period Ended: _______________________________________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
______________________________________________________________________________

PART I--REGISTRANT INFORMATION
Full name of Registrant:	Allegheny Energy, Inc. Allegheny Energy Supply Company, LLC Monongahela Power Company The Potomac Edison Company West Penn Power Company Allegheny Generating Company West Penn Funding LLC
Former Name if Applicable: _______________________________________________________________________________

Address of Principal Executive Office (Street and Number, City)

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, Maryland 21740-1766

Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, Pennsylvania 15146

Monongahela Power Company
1310 Fairmont Avenue
Fairmont, West Virginia 26554

The Potomac Edison Company
10435 Downsville Pike
Hagerstown, Maryland 21740-1766

West Penn Power Company
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

Allegheny Generating Company
4350 Northern Pike
Monroeville, Pennsylvania 15146

West Penn Funding LLC
2325-B Renaissance Drive
Suite 2
Las Vegas, Nevada 89119
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)   [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the third quarter of 2002, after identifying miscalculations in business segment information included in its second quarter Form 10-Q, Allegheny Energy, Inc. ("Allegheny Energy") initiated a comprehensive review of prior period financial statements and reports and subsequently identified additional errors.  This comprehensive review has not been completed and as a result the registrants' annual report on Form 10-K for the year ended December 31, 2002 cannot be filed within the prescribed time period.  Allegheny Energy continues to work with its independent accountants to conclude this comprehensive review, and it and its subsidiary registrants herein named will file the relevant reports as soon as practicable.

PART IV-- OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Thomas K. Henderson (Name)	301 (Area Code)	665-2703 (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ ] Yes   [x] No

Third Quarter Forms 10-Q
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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Applicants are not in a position to answer pending completion of the comprehensive review mentioned above.

Allegheny Energy, Inc. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 28, 2003	By /s/ THOMAS K. HENDERSON Thomas K. Henderson Vice President and General Counsel of Allegheny Energy, Inc.

Allegheny Energy Supply Company, LLC (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 28, 2003	By /s/ THOMAS K. HENDERSON Thomas K. Henderson Vice President

Monongahela Power Company (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 28, 2003	By /s/ THOMAS K. HENDERSON Thomas K. Henderson Vice President

The Potomac Edison Company (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 28, 2003	By /s/ THOMAS K. HENDERSON Thomas K. Henderson Vice President

West Penn Power Company (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 28, 2003	By /s/ THOMAS K. HENDERSON Thomas K. Henderson Vice President

Allegheny Generating Company (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 28, 2003	By /s/ THOMAS K. HENDERSON Thomas K. Henderson Vice President

West Penn Funding LLC (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 28, 2003	By /s/ ANTHONY WILSON Anthony Wilson Vice President